Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, March 18, 2026

Franco-Nevada Provides Details on Upcoming Investor Day

Franco-Nevada’s management team will host an Investor Day in person and virtually on April 8, 2026, from 2:00 pm ET to 4:00 pm ET. Interested investors and analysts are invited to register to participate in person or virtually as follows:

Date	Wednesday, April 8, 2026
Time	2:00 pm ET to 4:00 pm ET
Registration	bit.ly/4cRBvBl
In-person Participation	Lumi Experience Toronto, 200 Bay Street, Suite 1600, North Tower, Toronto, Ontario M5J 2J2
Virtual Participation	bit.ly/4cRBvBl

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com